                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          MEDIA SERVICES GROUP, INC.
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                               (Name of Issuer)

                          Common Stock, par value .01
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                        (Title of Class of Securities)

                                   55308X100
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                                (CUSIP Number)

                   Edward Toptani, Esq., Toptani Law Offices
                127 East 59th Street, New York, New York 10022
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 30,2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (s)(s)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (s)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

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  CUSIP NO. 55308X100
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 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Yewdale Ltd.
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [ ]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS

         WC
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                    [ ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
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                       7.     SOLE VOTING POWER
                              320,000(1)
  NUMBER OF SHARES    ----------------------------------------------------------
   SHARED VOTING       8.     SHARED VOTING POWER
       POWER                  -0-
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY          9.     SOLE DISPOSITIVE POWER
  EACH REPORTING              320,000(1)
   PERSON WITH        ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER
                              -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,000(1)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.13%
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14.      TYPE OF REPORTING PERSON*

         CO
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(1)  Includes 120,000 shares which may be issued pursuant to the exercise of warrants granted pursuant to a Share Purchase Agreement between the Issuer and the Reporting Person.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share
(the "Common Stock") of Media Services Group, Inc., a Nevada corporation (the
"Company"). The Company's principal executive offices are at 575 Madison Ave.,
10th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Yewdale Ltd, a United Kingdom corporation
("Yewdale"). Yewdale's principal business is investments. The address of its principal office is Garrick House, 27-32 King Street Covent Garden, London Wc2E
8JB.

     (d) During the last five years, no executive officer, director or control person of Yewdale has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no executive officer, director or control person of Yewdale has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 30, 2004, Yewdale purchased 200,000 shares of the Company's Common
Stock. The price paid by Yewdale was $8.00 per share, for a total purchase price of $1,600,000.00. Yewdale also owns warrants to purchase an additional 120,000 shares of the Company's Common Stock for $12.00 per share. The source of funds for the purchase price was Yewdales's working capital. No funds were borrowed or otherwise obtained for the purpose of acquiring the Company's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of Yewdale's acquisition of 200,000 shares of the Company's
Common Stock and warrants to purchase an additional 120,000 shares upon the conversion of warrants for $12.00 per share was solely for passive investment purposes. Other than possibly exercising the aforementioned warrants, Yewdale has no present plan or proposal which relates to or which would result in:

     (a)  the acquisition of additional securities or the disposition of securities of the Company;

     (b)  an extraordinary corporate transaction involving the Company or its subsidiary;

     (c)  a sale or transfer of a material amount of assets of the Company or its subsidiary;

     (d)  any change in the present board of directors or management of the
          Company;

     (e)  any material change in the present capitalization or dividend policy of the Company;

     (f)  any other material change in the business or corporate structure of the Company;

     (g)  changes in the Company's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

     (h)  causing the Common Stock of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the
          Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

     Although Yewdale has no present intention to acquire or dispose of additional securities of the Company except as set forth above, by making this statement Yewdale does not place any legal restraints on its right to acquire or dispose of securities of the Company consistent with applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of April 30, 2004, Yewdale is the beneficial owner of 320,000(1)
shares of Common Stock of the Company. As of January 5, 2005, the Company had
1,672,502 shares of Common Stock outstanding. Yewdale's 320,000 shares represent
17.00% of the outstanding shares of Common Stock of the Company.

     (b) Yewdale has the sole power to vote and to dispose of all of the 320,000 shares of the Company's Common Stock which it holds. Yewdale does not share power to vote or to dispose of any shares of the Company's Common Stock.

     (c) Yewdale has not effected any other transactions in the Company's Common
Stock during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

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(1)  Includes 120,000 shares which may be issued pursuant to the exercise of warrants granted pursuant to a Share Purchase Agreement between the Issuer and the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2004
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Date

                                                  /s/ Ernest Sasson
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                                                      Attorney-in-fact
                                                      Signature